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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Notice of Meeting and Management Information Circular dated March 25, 2004 for Registrant's Annual and Special Meeting of Shareholders held on May 6, 2004	4
2.	Report Pursuant to Section 114 of the Regulation to the Securities Act (Quebec).	38

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  May 14, 2004                                 By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. at our next annual and special meeting, which convenes at 4:00 p.m. (Toronto time) on May 6, 2004 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you this May in Toronto.

Sincerely,

(signed) William G. Star
Chairman, President and	March 25, 2004
Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders of Kingsway Financial Services Inc. (the “Corporation”) will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 6, 2004 at 4:00 p.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To appoint auditors;

4.	To consider and, if thought appropriate, pass a resolution, with or without variation, approving a shareholder rights plan as described in the accompanying information circular; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 4:00 p.m. (Toronto time) on May 4, 2004.

By Order of the Board

(signed) W. Shaun Jackson
Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 25, 2004

KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the “Corporation” or “KFSI”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (the “shareholders”) to be held on Thursday, May 6, 2004, at 4:00 p.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying Proxy are being mailed on or about April 6, 2004.

QUORUM

A quorum is required in order for the Meeting to be properly constituted. Twenty-five percent (25%) of the common shares in the capital of the Corporation (“Common Shares” or “shares”) must be present in person or represented by proxy at the Meeting in order to form a quorum.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 25, 2004, 56,150,828 Common Shares were outstanding and entitled to vote. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol KFS.

As of March 25, 2004, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares.

All information is as at March 25, 2004, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:	Shareholders are voting on the election of directors to the board of directors of the Corporation (the “Board”) for 2004, the appointment of auditors for the Corporation for 2004 and the approval of a resolution approving a shareholder rights plan.

Q:	Who is entitled to vote?

A:	Shareholders as of the close of business on March 25, 2004 (the “Record Date”) are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question “What if ownership of shares has been transferred after March 25, 2004?” to determine how you may vote such shares.

Q:	How do I vote?

A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” to determine how you may vote your shares.

Q:	What if I plan to attend the Meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the Meeting on May 6, 2004 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Trust Company of Canada.

Q:	What happens if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to F. Michael Walsh, or failing him, William G. Star, the lead director and the President of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, at “Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1", or by fax to (416) 981-9803 or 1-866-249-7775, so that it arrives no later than 4:00 p.m. (Toronto time) on May 4, 2004. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the head office of the Corporation no later than 4:00 p.m. (Toronto time) on May 5, 2004 or to the Chairman on the day of the Meeting, May 6, 2004, or any adjournment of the Meeting, prior to the time of voting.

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board, the appointment of auditors and the resolution approving a shareholder rights plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?

A:	As of March 25, 2004, there were 56,150,828 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 25, 2004.

Q:	What if ownership of shares has been transferred after March 25, 2004?

A:	The person who acquired such shares after March 25, 2004 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Toronto time) on April 26, 2004 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	or by telephone:

Computershare Trust Company of Canada Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	within Canada and the United States at 1-800-332-0095 - all other countries (416) 981-9633

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the Meeting the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX has implemented rules requiring annual disclosure by corporations having shares listed on the TSX of their approach to corporate governance with specific reference to each of the 14 guidelines established by the TSX for effective corporate governance (the “TSX Guidelines”). In addition, recent regulatory developments in both Canada and the U.S. have been signified by the proposed amendments to the TSX Guidelines, the United States Sarbanes-Oxley Act of 2002 (“SOX”), as well as the NYSE new listing standards and corporate governance requirements (the “NYSE Provisions”).

A detailed description on the Corporation’s governance practices setting forth the Corporation’s compliance with each of the 14 TSX Guidelines and certain requirements of the NYSE Provisions is provided in Schedule “A” to this Circular. The following is an overview on the Corporation’s governance policies and practices, together with reports of Board committees which summarise the mandates and activities of each committee.

OVERVIEW OF CORPORATE GOVERNANCE PRACTICES

Assumption of Responsibilities by the Board of Directors

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation’s assessment and management of such risks. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems. In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at meetings of the Audit Committee, the Compensation and Management Resources Committee and the Board regarding the performance of senior management. Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2003, the full Board met in person 8 times.

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also require each of the Board committees to adopt a written charter approved by the Board, as well as set out minimum numbers for committee meetings.

In 2004, the Board explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations from time to time with a view to ensuring that the corporate financial reporting practices of the Corporation comply with the TSX Guidelines, the NYSE Provisions and all other securities requirements.

Composition of the Board of Directors

The TSX Guidelines define an “inside director” as one who is a member of management of a company; an “outside director” as one who is not an inside director; an “unrelated director” as an outside director who is independent of management of a company and free from any interest, and any business or other relationship, which could, or could reasonably be perceived to, interfere materially with the director’s ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding; a “related director” as a director who is not an unrelated director; and a “significant shareholder” as a shareholder with the ability to exercise a majority of the votes for the election of the board. This Circular adopts such definitions.

The TSX Guidelines state that the board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. Seven individuals are nominees proposed for election. Six of the proposed nominees for director are unrelated directors. The only related director is William G. Star, the President and Chief Executive Officer of the Corporation.

The Corporation does not have any “significant shareholders” as that term is defined in the TSX Guidelines. The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its related director, make a valuable contribution to the Board and the Corporation. As indicated above, a majority of the Corporation’s directors are unrelated. The director who is related possesses extensive knowledge of the Corporation’s business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

Committees

The Board has four committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee. The Board committees other than the Investment Committee are composed solely of outside directors.

The majority of directors are unrelated Directors in accordance with the provisions of the TSX Guidelines and are independent directors as outlined in the NYSE Provisions. A majority of the directors on the Investment Committee are outside directors who are unrelated in accordance with the TSX Guidelines and independent as contemplated by the NYSE Provisions. The composition, mandate and activities of each committee are set out under “Statement of Corporate Governance Practices – Reports of Board Committees” of this Circular.

Board Functioning and Independence

In accordance with the TSX Guidelines, the Corporation has established a process to provide an orientation and education program for new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfil its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review related party transactions and balances. Commencing in 2002, the Board implemented a peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation’s strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet at least twice annually, without management present. In addition, the Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee. The Compensation and Management Resources Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet periodically and at least annually with the Corporation’s internal and external auditors without management present.

In February, 2003, the Board formally created the position of Lead Director. The Lead Director’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer, both the agenda for Board meetings and procedures to govern the Board’s performance, and chairing the meetings of directors where management is not present. The Board has appointed F. Michael Walsh as the Lead Director of the Corporation.

In accordance with the provisions of the TSX Guidelines, the Board has implemented a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an adviser.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provides for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation’s policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation’s comprehensive governance program is consistent with, and in many instances goes beyond, the TSX Guidelines and the NYSE Provisions. A detailed comparison of the Corporation’s governance procedures compared with the TSX Guidelines is set forth in Schedule “A” to this Circular.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

In February, 2004, in accordance with the NYSE Provisions, the Board also adopted a separate Code of Conduct for the Chief Executive Officer, the Chief Financial Officer and other senior financial executives.

REPORTS OF BOARD COMMITTEES

Report of the Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation’s external auditors, internal auditors, actuaries and Chief Financial Officer. In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices. In 2004, the Audit Committee amended its charter following a review thereof in light of the NYSE Provisions.

Under its charter, the Audit Committee’s primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to review the corporate governance practices of the Corporation and recommend any modifications thereto;

•	to monitor the independence and performance of the Corporation's external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external appointed actuary, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

      Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•	reviewing the Corporation’s annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•	annually, in consultation with management, external auditors, and external appointed actuary, considering the integrity of the Corporation’s financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management’s responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee’s view to the Board;

•	reviewing the Corporation’s quarterly financial results and related documents prior to the release of earnings and/or the Corporation’s quarterly financial statements prior to filing and consideration by the full Board;

      External Auditors

•	reviewing the independence and performance of the auditors and annually recommending to the Board the appointment of the external auditors or approving any discharge of auditors when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors’ independence;

•	reviewing the external auditors’ audit plan – discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•	prior to releasing the year-end earnings, discussing the results of the audit with the external auditors; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in the Corporation’s financial reporting;

•	considering the external appointed actuary’s judgment about appropriateness of management’s selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation’s year-end financial statements;

      Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management's response and following-up these reports;

•	reviewing at least annually with the Corporation’s counsel any legal matters that could have a significant impact on the Corporation’s financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

      Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•	establishing, reviewing, and updating periodically the Corporation’s Code of Business Conduct and Ethics and the Code of Conduct adopted in response to the NYSE Provisions and ensuring that management has established a system to enforce these Codes;

•	reviewing financial and accounting personnel succession planning within the Corporation; and

•	annually reviewing a summary of directors' and officers' related party transactions and potential conflicts of interest.

In addition to the above, the Audit Committee during 2003 reviewed the applicability of certain regulatory rules to the operation and preparation of financial statements for the Corporation.

The Audit Committee’s charter requires all Committee members satisfy the applicable independence requirements of the TSX the NYSE Provisions and all other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2003, the Committee was comprised of Messrs. Atkins, Di Giacomo and Walsh, each of whom met the independence and the financial literacy requirements of the TSX Guidelines and the NYSE Provisions. The Board had determined that Mr. Atkins is an “audit committee financial expert” as contemplated by the NYSE Provisions.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2003.

(signed) David H. Atkins
Chair

Report of the Compensation and Management Resources Committee

Mandate and Activities of the Compensation and Management Resources Committee

The Compensation Committee of the Board was renamed the Compensation and Management Resources Committee in 2002. This Committee formally adopted its charter in 2002. This charter was reviewed and amended in 2004. Under its charter, the primary purposes of the Committee are:

•	to assist the Board in discharging its responsibilities in respect of compensation of the Corporation’s executive officers, including setting salary and annual bonus levels for the Corporation’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation's information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors' compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•	developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer’s compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation’s management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers of the Corporation and its insurance subsidiaries;

•	making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation’s officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The Committee’s charter requires that Committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2003, the Committee was comprised of Messrs. Beamish, Di Giacomo and Gluckstein, each of whom met the independence requirements of the TSX Guidelines and the NYSE Provisions.

Report on Executive Compensation

Compensation Philosophy

The Corporation’s executive officer compensation plan is intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation. The Corporation’s compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results. In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. Among other things, the Board encourages equity ownership by executive officers.

The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus, and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American insurance companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation with respect to relative share price performance, cost factors and reserve/resource expansion.

Cash bonuses and stock options are directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the individual’s contribution. The modifying factors and their respective weight are reviewed by the Compensation and Management Resources Committee. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value.

Base Salary

The base salary for the President and Chief Executive Officer and each Named Executive Officer is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness. The market assessment is based primarily on the compensation practices of similar insurance companies for comparable positions, taking into consideration the magnitude, complexity and incumbent experience.

Stock Options

The purpose of the Corporation’s stock option plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favorable basis, thus advancing the interests of the Corporation by enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the date of grant. In 2003, a resolution was adopted by the shareholders which limited the number of stock options which could be granted to directors (other than directors who are employees or officers of the Corporation or its subsidiaries) to not more than 5,000 per annum.

President and Chief Executive Officer

The Compensation and Management Resources Committee and the Board continue to be of the view that Mr. Star provides the leadership that permitted the Corporation to take steps to ensure the strengthening of claims management at each of the Corporation’s insurance subsidiaries and to achieve record results. In making their compensation decision, the Committee considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation. As well, the Committee was of the view that the President’s compensation was lower than that for Presidents and Chief Executive Officers of similarly-sized insurers.

The President and Chief Executive Officer’s compensation consists of a base salary, an annual cash bonus and various perquisites. In 2003, the base salary accounted for approximately 69% of all cash compensation paid to the President and Chief Executive Officer. Pursuant to the Corporation’s bonus plan, bonus awards may be made to the President and Chief Executive Officer and other senior executives based upon several factors, including the Corporation’s return on equity, the performance of the department with respect to which such senior executive has responsibility, and the achievement of stipulated individual goals of such senior executive. In 2003, discretion permitted under the Plan was exercised to award bonuses where certain performance criteria had not been achieved. The Compensation and Management Resources Committee exercised this discretion as a result of the strong performance of the Corporation relative to its peers and as a result of improvements achieved in respect of other criteria.

Going forward, the Compensation and Management Resources Committee and, as appropriate, the Board, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and Chief Executive Officer.

This report is submitted by the Compensation and Management Resources Committee.

(signed) Bernard Gluckstein
Chair

Report of the Investment Committee

In 2003, the Investment Committee formally adopted its charter. Under its charter, the primary purposes of the Investment Committee are:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in the Corporation's information circular.

To accomplish its purposes, the Investment Committee is required to perform the following tasks:

•	developing and reviewing the investment policies and guidelines from time to time;

•	reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;

•	reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation’s subsidiaries and any external managers;

•	monitoring the performance of external investment managers;

•	making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to the appointment of new external investment managers;

•	making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and

•	preparing a report for inclusion in the Corporation's information circular.

Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements of the TSX and other regulatory requirements.

During the fiscal year of the Corporation ending December 31, 2003, the Committee was comprised of Messrs. Di Giacomo, Star, and Walsh. The majority of directors on the Investment Committee meet the independence requirements of the TSX and the NYSE Provisions.

During 2003, the Investment Committee met with the Investment Managers retained by the Corporation on two occasions and reviewed reports provided by such Investment Managers on a more frequent basis. The Investment Committee reported to the Board on its findings and made recommendations with respect to the investment activities of the Corporation.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2003.

(signed) Thomas A. Di Giacomo
Chair

Report of the Nominating Committee

The Nominating Committee was established in November 2001 by the Corporation. In 2003, the Nominating Committee adopted a formal charter. Pursuant to its charter, the primary objectives of the Nominating Committee are to assist the Board by:

•	identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of the Corporation’s stockholders; and

•	ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced “independent” directors.

To accomplish its objectives, the Nominating Committee is required to perform the following tasks:

•	developing policies on the size and composition of the Board;

•	reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;

•	conducting a performance evaluation of the individual directors and of the Board as a whole on an annual basis;

•	annually recommending a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation's stockholders;

•	making recommendations to the Board relating to composition of Board committees;

•	making recommendations with respect to the composition and size of boards of directors of the Corporation's subsidiaries;

•	advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;

•	maintaining an orientation program for new directors and a continuing education program for all directors; and

•	annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of the TSX, the NYSE Provisions and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2003, the Committee was comprised of Messrs. Atkins, Walsh and Reeve. Accordingly, all members of the Nominating Committee satisfy the independence requirements of the TSX Guidelines and the NYSE Provisions.

The Nominating Committee met once in 2003 and is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2003.

(signed) F. Michael Walsh
Chair

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

HOW WAS THE BOARD COMPENSATED IN 2003?

•	Number of directors at March 25, 2004: 7 (6 non-employee, 1 management)

•	Directors' compensation is paid only to non-employee directors

•	Lead Director Retainer: $50,000

•	Annual retainer: $15,000

•	Board meeting fee: $1,500

•	Committee meeting fee: $1,500 per meeting

•	Committee Chair retainers: $2,000

•	Board and Committee Fees for outside directors sitting on boards of subsidiaries: $5,000 retainer and $1,000 per board or committee meeting

•	Related travel and out-of-pocket expenses

The Corporation has adopted a policy whereby directors of the Corporation other than those employed on a full time basis receive options to acquire Common Shares of the Corporation annually. The number of options, up to a maximum of 5,000 per annum, is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee. Individuals who have served on the Corporation’s Board for more than a full year received options to acquire 5,000 Common Shares with respect to 2003.

The Corporation, in 2004, adopted a policy which requires all directors of the Corporation to hold not less than 5,000 Common Shares of the Corporation before the later of the third anniversary of becoming a director of the Corporation and February 12, 2007.

SHAREHOLDINGS OF BOARD MEMBERS

•	Total Common Shares held by non-employee directors: 166,700(a)

•	Total value of Common Shares held by non-employee directors: $2,482,163(b)

Notes:

(a)     Shareholdings of the non-employee directors as at March 25, 2004.

(b)     Based on the closing price of the Common Shares on the Toronto Stock Exchange as of March 25, 2004: $14.89

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

For the 12-month period ended December 31, 2003

Board	8
Audit Committee	4
Compensation and Management Resources Committee	1
Investment Committee	2
Nominating Committee	1

Total number of meetings held	16

SUMMARY OF ATTENDANCE OF DIRECTORS

For the 12-month period ended December 31, 2003

Director	Board meetings attended	Committee meetings attended

David H. Atkins	8 of 8	5 of 5
John L. Beamish	8 of 8	1 of 1
Thomas A. Di Giacomo	8 of 8	7 of 7
Bernard Gluckstein	8 of 8	1 of 1
J. Brian Reeve	8 of 8	1 of 1
William G. Star	8 of 8	2 of 2
F. Michael Walsh	8 of 8	7 of 7
James R. Zuhlke	8 of 8	N/A

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the regulations of the Securities Act (Ontario), sets forth all compensation paid in respect of the individuals who were, at December 31, 2003, the Chief Executive Officer and the next four mostly highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose total salary and bonus was in excess of $100,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2003 starting January 1, 2003 and ending December 31, 2003.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation(1)	Other Annual Compensation ($)

		Salary ($)	Bonus(2) ($)	Other Annual Compensation(3) ($)	Securities Under Options Granted (#)

William G. Star	2003	590,270	250,000	Nil	150,000	15,000
Chairman, President and Chief	2002	505,060	275,000	Nil	100,000	12,875
Executive Officer	2001	446,980	250,000	Nil	50,000	11,250

W. Shaun Jackson	2003	270,460	137,500	Nil	50,000	12,335
Executive Vice President and Chief	2002	231,960	125,000	Nil	40,000	5,375
Financial Officer	2001	213,660	107,500	Nil	20,000	5,342

James R. Zuhlke	2003	308,846	153,900	Nil	40,000	Nil
President, Kingsway America Inc.(4)(5)	2002	295,693	150,000	Nil	50,000	Nil
	2001	270,154	136,000	Nil	30,000	Nil

John McGlynn(6)	2003	154,660	35,000	Nil	3,000	3,232
President, Kingsway	2002	60,008	12,000	Nil	Nil	1,500
General Insurance Company

Shelly Gobin	2003	138,075	36,036	Nil	6,000	3,754
Vice President and Treasurer, KFSI	2002	119,100	32,400	Nil	5,000	3,380
	2001	106,500	18,428	Nil	5,000	2,925

Frank Amodeo	2003	127,500	32,448	Nil	5,000	3,188
Vice President, KFSI(7)	2002	115,505	32,700	Nil	5,000	1,275
	2001	52,938	17,325	Nil	Nil	Nil

(1)	The Corporation has not granted any stock appreciation rights (SAR) or adopted any long term incentive plan (LTIP).

(2)	Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.

(3)	Represents directors’ fees received.

(4)	Amounts, other than directors fees, were paid in U.S. dollars and were converted into Canadian dollar equivalents at the prevailing exchange rate of the year of payment.

(5)	Mr. Zuhlke resigned as a director and officer of the Corporation on January 13, 2004.

(6)	Joined KFSI on August 6, 2002 as Vice President, Finance and became President and Chief Executive Officer of Kingsway General Insurance Company on October 2, 2003.

(7)	Joined KFSI on July 9, 2001.

2003 Stock Option Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2003. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

Option Grants During Most Recently
Completed Financial Year

Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2003	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date

William G. Star	150,000	29	13.53	13.53	February 10, 2013

W. Shaun Jackson	50,000	10	13.53	13.53	February 10, 2013

James R. Zuhlke	40,000	8	13.53	13.53	February 10, 2013

John McGlynn	3,000	1	13.53	13.53	February 10, 2013

Shelly Gobin	6,000	1	13.53	13.53	February 10, 2013

Frank Amodeo	5,000	1	13.53	13.53	February 10, 2013

(1)     Stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.

Aggregated Options Exercised During Most Recently Completed Financial Year
And Option Values At Financial Year-End

The following table shows the number of options each Named Executive Officer exercised in the year ending December 31, 2003 and the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2003, which was $14.60.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2003 (#)		Value of unexercised in-the-money options at December 31, 2003 ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

William G. Star	Nil	Nil	306,667	233,333	1,978,667	273,833

W. Shaun Jackson	Nil	Nil	136,667	83,333	935,667	98,833

James R. Zuhlke	20,000	57,000	86,667	83,333	651,000	110,800

John McGlynn	Nil	Nil	--	3,000	--	3,210

Shelly Gobin	Nil	Nil	16,667	11,000	106,837	17,753

Frank Amodeo	Nil	Nil	1,667	8,333	--	5,350

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2003.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 1998 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years.

Relative Market Performance
January 1, 1998 — December 31, 2003

Directors’ and Officers’ Insurance

The Corporation has directors’ liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $672,314, no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to $50,000,000 per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims if made for claims by any director or officer.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors and the matters described under “Matters to be Acted Upon at the Meeting – Shareholder Rights Plan” of this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2003 together with the auditor’s report thereon.

ELECTION OF DIRECTORS

The Board is a variable board consisting of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board is set at seven.

All seven nominees are members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth below.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors of the Corporation, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 25, 2004, and the number of options held as of March 25, 2004.

Name and municipality of residence	Present and principal occupation	Year first became director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)	Number of options held

David H. Atkins(2),(5),(7) Toronto, Ontario	Senior Advisor, Lang Michener, a law firm	1999	3,500	20,000

John L. Beamish (3) Burlington, Ontario	President, J. Llewellyn Beamish & Associates Inc., a consulting company	1998	7,000	27,500

Thomas A. Di Giacomo(2),(3),(4) Toronto, Ontario	President, Tadico Limited, an investment company	1995	11,000	27,500

Bernard Gluckstein(3) Toronto, Ontario	Partner, Gluckstein & Associates, a law firm	1989	110,200	27,500

J. Brian Reeve(5) Toronto, Ontario	Partner, Cassels Brock & Blackwell LLP, a law firm	2002	10,000	12,000

William G. Star(4) Mississauga, Ontario	Chairman, President and Chief Executive Officer, KFSI	1989	426,813	400,000

F. Michael Walsh(2),(4),(5),(6) Toronto, Ontario	Private Investor	2000	25,000	20,000

(1)	Information supplied by nominees

(2)	Member of the Audit Committee

(3)	Member of the Compensation and Management Resources

(4)	Member of the Investment Committee

(5)	Member of the Nominating Committee

(6)	Lead Director

(7)	Chair of the Audit Committee Committee

F. Michael Walsh has been a private investor since January 1, 2000. Prior thereto, he was Senior Vice-President, Secretary and Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. The principal occupation for the past five years for each of the other nominees is as set out above.

The Corporation does not have an Executive Committee. The Board has established an Audit Committee, an Investment Committee, a Compensation and Management Resources Committee and a Nominating Committee, details of which are provided under the heading “Statement of Corporate Governance Practices”.

APPOINTMENT OF AUDITORS

Management recommends the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation’s auditors continuously since 1989.

Audit Fees

The aggregate fees, including expensed reimbursed, billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries and for the reviews of the Corporation’s quarterly financial statements were $2,275,000 in fiscal year 2003 and $2,002,000 in fiscal year 2002.

Audit Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review the Corporation’s financial statements were $586,000 in fiscal year 21003 and $460,000 in fiscal year 2002. This work included appointed actuary services and reporting in connection with the various securities offerings of the Corporation.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $124,000 in fiscal year 2003 and $50,000 in fiscal year 2002. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expensed reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $58,000 for the fiscal year 2003 and $122,000 for fiscal year 2002. These services were mainly actuarial services relating to specific actuarial analyses required by the Corporation.

The Audit Committee Charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the “Report of the Audit Committee” in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In 2003, the Audit Committee considered and pre-approved expenditure limits for the Corporation’s auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation’s auditors to ensure they are consistent with maintaining the auditor’s independence. In 2003, 100% non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the appointment of auditors.

SHAREHOLDER RIGHTS PLAN

The Corporation’s existing shareholder rights plan expired on March 15, 2004. A new shareholder rights plan (the “New Rights Plan”) was approved by the Board of Directors on February 12, 2004, for the period commencing on the expiry of the previous rights plan and ending on the close of business of the Corporation’s 2007 annual meeting. At the Meeting shareholders will be asked to consider and, if thought appropriate, to pass a resolution approving the New Rights Plan under the amended and restated shareholder rights plan agreement dated February 12, 2004 between the Corporation and Computershare Trust Company of Canada, as rights agent, the material terms of which are summarized under the heading “Terms of the New Rights Plan” below. The New Rights Plan will be terminated unless it is approved by the shareholders at the Meeting.

Background and Purpose of the New Rights Plan

The primary objective of the New Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Corporation and to provide all of the Corporation’s shareholders with an equal opportunity to participate in such a bid. The New Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the New Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

In adopting the New Rights Plan, the Board of Directors considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for takeover bids in Canada would raise the following concerns for the Corporation’s shareholders:

Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board of Directors does not believe that this is sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision or for other more favorable alternatives to be explored and developed.

Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial takeover bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The New Rights Plan provides shareholders with a tender approval mechanism, which is intended to ensure that shareholders can separate the decision to tender from the approval or disapproval of a particular takeover bid.

Unequal Treatment

While existing Canadian provincial securities legislation substantially addresses many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of Common Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions, which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Terms of the New Rights Plan

The material terms of the New Rights Plan are summarized below. This summary is qualified in its entirety by reference to the actual provisions of the New Rights Plan, a copy of which is available to shareholders upon request and will be available at the Meeting.

General

Each share purchase right (a “Right”) entitles the registered holder to purchase from the Corporation, upon the occurrence of a Flip-in Event (defined below), that number of Common Shares having an aggregate market price on the day of the Flip-in Event equal to twice the exercise price for an amount equal to the exercise price. The Rights are not exercisable until the Separation Time (as defined below).

Flip-in Event

A “Flip-in Event” means a transaction as a result of which a person becomes an Acquiring Person (as defined below). On the occurrence of a Flip-in Event, any Rights beneficially owned by an Acquiring Person (including an affiliate or associate thereof or any person acting jointly or in concert with the Acquiring Person) will become void and any such holder will not have any right to exercise the Rights under the New Rights Plan.

Acquiring Person

An “Acquiring Person” is, generally, a person who, including others acting jointly or in concert, acquires 20% or more of the Common Shares. Under the New Rights Plan there are various exceptions to this rule, including: where a person acquires 20% or more of the Common Shares by way of a Permitted Bid (as defined below) or a competing bid.

Permitted Bid Requirements

A Flip-in Event will not occur if a take-over bid is structured as a Permitted Bid. The conditions of a Permitted Bid include the following:

(i)	the bid must be made by way of a take-over bid circular to all holders of Common Shares;

(ii)

the bid must be subject to irrevocable and unqualified conditions that no Common Shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding Common Shares held by shareholders (“independent shareholders”) other than the offeror and its related parties have been tendered to the bid and not withdrawn;

(iii)	the bid must provide that Common Shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and

(iv)

if more than 50% of the Common Shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow holders of Common Shares who did not tender initially to take advantage of the bid if they so choose.

Exercise of Rights

The Rights are not exercisable initially and certificates representing them will not be sent to shareholders. Until the Separation Time, the Rights will be transferred with the associated Common Shares. Subject to certain exceptions, the Rights will separate from the Common Shares and become exercisable at the Separation Time. The Separation Time is defined as the close of business on the tenth trading day (or such later trading day as may be determined by the Board of Directors) after the earlier of:

(i)	the first date of the public announcement that a person has become an Acquiring Person;

(ii)	the date of commencement or first public announcement in respect of a take-over bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid; or

(iii)	the date upon which a Permitted Bid ceases to be a Permitted Bid.

As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to registered shareholders as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights. Such Rights Certificates will be transferable and traded separately from the Common Shares.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring. Any such agreement must:

(i)

permit the shareholder to withdraw the Common Shares from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid;

(ii)

permit the locked-up person to withdraw from the agreement in order to tender or deposit the Common Shares to another bid or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much as or more than a specified amount as long as the agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid. For purposes of clarity, an agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

Waiver

The Board of Directors, acting in good faith may, prior to the occurrence of a Flip-in Event, waive the application of the New Rights Plan to a particular Flip-in Event. The Board of Directors may also waive the New Rights Plan in respect of a Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or such other period as may be specified by the Board of Directors. Prior to the occurrence of a Flip-in Event, the board of directors may, at its option, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.001 per Right.

Board of Directors

The New Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation.

Amendment

The Board of Directors may make amendments to the New Rights Plan without the approval of the holders of the Rights to correct clerical or typographical errors and to maintain the validity and effectiveness of the New Rights Plan as a result of any change in any applicable laws, rules or regulatory requirements.

Term

The New Rights Plan has a term of three years. It is proposed that the New Rights Plan be approved and extended to the close of business on the date of the Corporation’s 2007 annual meeting.

Resolution to be Passed

Shareholders will be asked at the Meeting to consider and, if thought appropriate, pass a resolution, with or without variation, in the form set out below:

        “BE IT RESOLVED as a resolution of the shareholders of Kingsway Financial Services Inc. that:

(a)	the New Rights Plan of the Corporation, in the form available for inspection at the Meeting, is hereby approved; and

(b)

any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution.”

To be effective, this resolution must be passed by a majority of the votes cast by shareholders who vote in person or by proxy with respect to this resolution.

Recommendation

The Board believes the passing of the resolution is in the best interests of the Corporation and recommends that shareholders vote in favour of the resolution. Proxies received in favour of management will be voted in favour of the resolution, unless the shareholder has specified in the proxy that his Shares are to be voted against such resolution.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Shareholders may, upon request made to the secretary of the Corporation, receive the following documents from the Corporation free of charge:

1.	the Corporation’s Annual Information Form dated May 2, 2003 and any document incorporated by reference therein;

2.	the Corporation’s audited consolidated comparative annual financial statements for the fiscal years ended December 31, 2002 and 2003, together with reports of auditors thereon; and

3.	the Corporation’s management information circular dated March 21, 2003.

DATED at Toronto, Ontario this 25 day of March, 2004.

By Order of the Board of Directors

(signed) W. Shaun Jackson
Executive Vice President and Chief Financial Officer

SCHEDULE “A”

CORPORATE GOVERNANCE PROCEDURES

In this Schedule, the Corporation’s governance procedures are compared with the TSX Guidelines for effective corporate governance. In addition, the Corporation has considered the proposed amendments to the TSX Guidelines published in the spring of 2002 and not yet formally implemented as of December 31, 2003, as well as the proposed Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators. In response to these amended guidelines and instrument, when they are finalized, the Board will reassess and make any necessary changes to the Corporation’s governance practices.

Further, the Board has been reviewing its governance practices in response to the numerous regulatory changes that have recently come into effect, many arising from the rules and regulations issued by the United States Securities and Exchange Commission and the NYSE giving effect to the provisions of SOX. The Corporation has amended its governance practices as these regulatory changes have come into effect and will continue to follow the changes and consider amendments to its governance practices as appropriate.

Where indicated below, the Corporation’s existing governance procedures are also compared to certain NYSE Provisions which differ from or are in addition to the TSX Guidelines.

TSX Guidelines		Corporation's Alignment	Corporation's Governance Procedures

1.	The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	yes	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters. These charters are reviewed annually to ensure they reflect the best practices as well as any applicable regulatory requirements. A report on the activities of each committee during 2003 is included on pages 9 to 15 of this Circular.
Our code of business conduct and ethics provides a framework for employees on the conduct of ethical decision making integral to their work. The code is available on our website.

(i)	adoption of a strategic planning process	yes	The Board reviews and approves the strategic plans of the Corporation. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

(ii)	identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage those risks	yes	The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment criteria for reserves, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

	(iii)	succession planning, including appointing, training and monitoring senior management	yes	The Board and the Compensation and Management Resources Committee is mandated to review succession planning for senior management, including monitoring the performance of senior management and assessing the depth of management at the Corporation and its material subsidiaries.

	(iv)	communications policy	yes	The Board has approved a Disclosure Policy covering the timely dissemination of all material information. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. A Disclosure Policy Committee has been established to monitor events at the Corporation to ensure timely disclosure. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, website, briefing sessions, group meetings and industry conferences.

(v)	integrity of internal control and management information systems	yes	The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Audit Committee meets with the Corporation's auditor and management to assess the adequacy and effectiveness of these systems.
As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation's disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation's internal control over financial reporting.

2.	A majority of directors should be "unrelated". Under the NYSE Provisions, there is also a requirement for a majority of "independent" directors. See item 3.		yes	All directors nominated by management for re-election on May 6, 2004, with the exception of Mr. Star, the Chairman and Chief Executive Officer are unrelated based on the criteria contained in the TSX Guidelines.

3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors. (Under the TSX guidelines, an "unrelated directors" is a director who is independent of management and free from any business or other relationships which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation.)	yes	The Board has adopted categorical standards for determining whether a director is "unrelated" within the meaning of the TSX guidelines and "independent" within the meaning of the NYSE provisions. A director is "unrelated" and "independent" under these standards if the Board determines that the director has no material relationship with the Corporation or any of its affiliates, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, certain relationships deem a director not to be "unrelated" or "independent" under these standards. Based on information provided by the directors as to their individual circumstances, the Board has determined that only 1 of 7 persons proposed for election to the Board for 2004 is not "unrelated" and "independent", and he is William G. Star.

4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.
The NYSE Provisions require a nominating committee to be composed solely of "independent" directors.	yes	The Nominating Committee is responsible for identifying and recommending to the Board suitable director candidates. The Nominating Committee is also responsible for ensuring that each member of the Board is assessed against appropriate standards. All members of the Nominating Committee are "unrelated" directors.
All members of the Nominating Committee are "independent" directors under the standards set by the NYSE Provisions.

5.	The board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	yes	The Nominating Committee conducts an annual evaluation of the effectiveness of the Board, its committees and the contribution of individual directors. The Nominating Committee reviews the operation of the Board and committees, adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and the effectiveness of the Chairman in managing Board meetings.

6.	The board should provide an orientation and education program for new directors	yes	New directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

7.	The board should examine its size with the view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	yes	The Board has considered the matter of Board size and is of the view that the current Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	yes	The Compensation and Management Resources Committee of the Board annually reviews the compensation paid to directors to ensure that it is competitive and consistent with responsibilities and risks involved in being an effective director and aligns the interests of directors with those of shareholders. The Compensation and Management Resources Committee recommendations are submitted to the Board for consideration and approval.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.
	The NYSE Provisions require that the audit, compensation and nominating committees be composed solely of "independent" directors.	yes	All Board committees are composed solely of Outside Directors who are "unrelated" and "independent", except for the Investment Committee of which Mr. Star is a member.

10.	The board should assume responsibility for, or assign to a committee of directors responsible for developing the approach to corporate governance issues.	yes	The Board has mandated the Audit Committee monitor governance practices and review the Corporation's governance practices to ensure the Corporation continues to exemplify high standards of corporate governance. The Board reviews its corporate governance practices periodically.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities.	yes	The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval.

12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "Lead Director".	yes	The Board has formally adopted the structure of Lead Director and has given that responsibility to F. Michael Walsh. The Lead Director's responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer and the Board, procedures to govern the Board's performance. Further, the Lead Director ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Lead Director is responsible for obtaining peer reviews of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively.
The Lead Director chairs all Board meetings at which only non-management directors are present. During their meetings, several Board committees also hold sessions with only non-management directors present.

Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relationship to management to a committee of the board.	yes	The Board has formally passed a resolution requiring it to meet at least twice annually in an in-camera session at which only non-management directors are present. It is the Board's policy to also meet in in-camera at the regular board meeting during which the report of the Compensation and Management Resources Committee is considered. During their meetings, the Audit Committee and the Compensation and Management Resources Committee also hold sessions with only non-management directors present.

13.	The audit committee should be composed only of outside directors.
The NYSE Provisions contain a higher independence standard for members of the audit committee, disallowing any compensation to such members other than directors' fees received from the Corporation and prohibiting affiliates of the Corporation from serving on the Audit Committee.	yes	The Audit Committee is composed entirely of Outside Directors.
None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Corporation other than director's fees and stock options granted to all Outside Directors.

All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.
The board should determine the definition of and criteria for "financial literacy" and "account or related financial expertise".	yes	All members of the Audit Committee are financially literate and have financial expertise and the Chair is a chartered accountant (in good standing) and at least one member has accounting or related financial expertise.
In considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of an insurance company.
The Board has determined that all members of the Audit Committee are financially literate and that the Audit Committee's chairman is an Audit Committee financial expert as described in the NYSE Provisions.

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	yes	The roles and responsibilities of the Audit Committee are set out in the Committee's charter and are detailed in the Audit Committee Report starting on page 9 of the Circular.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	yes	The Audit Committee meets separately with the auditor, the Corporation's actuary and management to discuss the state of internal control.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	As outlined in its mandate, the Audit Committee requires management to implement and maintain appropriate disclosure controls. The Committee reviews and approves appropriate disclosure control policies required under SOX and various legislation governing insurance companies.

14.	The board should implement a system to enable an individual director to engage an outside advisor at the company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	yes	Individual directors may, with the concurrence of the Chair of the Audit Committee or the Chairman and Chief Executive Officer, engage outside advisors at the expense of the Corporation. There were no requests to hire outside advisors during fiscal 2003.
In addition, committee members are entitled to engage outside advisors to assist them in fulfilling their committee duties and responsibilities as necessary.

KINGSWAY FINANCIAL SERVICES INC.

REPORT PURSUANT TO SECTION 114
OF THE REGULATION TO THE SECURITIES ACT (QUEBEC)

Pursuant to the exercise of options, 26,416 Common Shares of Kingsway Financial Services Inc. were issued for aggregate subscription price of $172,673 to residents of the province of Quebec during the year ended December 31, 2003. Options to purchase a total of 30,000 Common Shares at an exercise price of $15.19 per Common Share were granted to residents of Quebec during the year ended December 31, 2003.